transglobe energy corporation

Report in Respect of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the annual general meeting (the "Meeting") of the holders of common shares of TransGlobe Energy Corporation ("TransGlobe" or the "Company") held on May 6, 2021 the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

Description of Matter	Outcome of Vote	Votes For (ballots only)	Votes Against or Withheld (ballots only)
1.Ordinary resolution fixing the number of directors of TransGlobe to be elected at the Meeting at six (6).	Approved	98.50%	1.50%

2.Ordinary resolution electing the following nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as more particularly described in the information circular of TransGlobe dated March 18, 2021 (the "Information Circular"):

	Approved
David B. Cook		74.04%	25.96%
Randy C. Neely		88.49%	11.51%
Ross G. Clarkson		89.21%	10.79%
Edward D. LaFehr		87.94%	12.06%
Timothy R. Marchant		86.18%	13.82%
Steven W. Sinclair		77.62%	22.38%

3.Ordinary resolution appointing BDO Canada LLP as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such.	Approved	99.17%	0.83%

4.Advisory resolution accepting the Company's approach to executive compensation, as more particularly described in the Information Circular.	Approved	87.67%	12.33%

Dated at Calgary, Alberta this 6th day of May, 2021.